[Letterhead of Dorsey & Whitney LLP]

August 30, 2007

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549-0303

Attn:                    Ms. Christina Chalk

VIA FACSIMILE, FED EX AND EDGAR

Re:	Meridian Gold Inc.
Amendment no. 5 to Schedule TO-T filed on August 14, 2007
Amendment no. 6 to Schedule TO-T filed on August 14, 2007
Amendment no. 7 to Schedule TO-T filed on August 14, 2007
Amendment no. 8 to Schedule TO-T filed on August 15, 2007
Amendment no. 9 to Schedule TO-T filed on August 21, 2007
Amendment no. 10 to Schedule TO-T filed on August 22, 2007
SEC File No. 5-48357

Form F-10/A filed on August 14, 2007
Form F-10/A filed on August 21, 2007
Filed by Yamana Gold Inc.
SEC File No. 333-144723

Form 40-F/A filed on August 20, 2007
Filed by Yamana Gold Inc.
SEC File No. 1-31880

Dear Ms. Chalk:

On behalf of our client, Yamana Gold Inc. (“Yamana”), a corporation organized under the laws of Canada, set forth below are the responses of Yamana to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the filings referenced above, which you delivered in a letter dated August 28, 2007 (the “Second Comment Letter”).  We transmit herewith a copy of Amendment No. 12 (the “Amendment”) to Yamana’s Schedule TO-T (SEC File No. 5-48357) filed on July 20, 2007 (the “Schedule TO”) with respect to Yamana’s offer to purchase all of the outstanding common shares of Meridian Gold Inc. (the “Offer”).  The Amendment was filed August 30, 2007 via EDGAR.  Yamana’s Offer and Circular, dated July 19, 2007 (the “Offer and Circular”), was included as Exhibit (a)(1)(A) to the Schedule TO.

For ease of reference, each comment contained in the Comment Letter appears directly above Yamana’s corresponding response.  Capitalized terms defined in the Schedule TO and used in the following responses without definition shall have the meanings specified in the Schedule TO.

Form F-10/A filed on August 21, 2007

Notice of Variation

1.              Your response to prior comment 3 and the disclosure in the Notice of Variation indicates that the loan from Northern Orion will no longer be used to pay for tendered shares, but will technically remain in place.  However, we learned in a call with you today that while the loan agreement technically remains in place, pursuant to its terms, Yamana may “draw down” funds under the loan agreement only to pay for tendered shares.  Since Yamana has stated that the loan proceeds will not be used for that purpose, we understand you to be saying that Yamana will not receive disbursements under the loan agreement with Northern Orion either now or in the future.  This is not clear from the disclosure in your offer materials (or your response letter).  The disclosure in the offer materials gives the impression or leaves open the possibility that funds from Northern Orion can and may be used for other purposes.  Please revise to clarify.

Response:  On August 14, 2007, Yamana announced that it intended to finance the cash portion of the consideration paid to Meridian Shareholders from a new US$ 400 million committed credit facility and that it did not intend to use the Loan to pay the cash consideration for the Shares.  Yamana had no intention to use the Loan for any purpose other than the payment of the cash consideration for the Shares, and the loan agreement governing the Loan specified that the Loan could not have been used for any other purpose.

Accordingly, in order to avoid confusion, and to reflect the correct state of the proposed Transaction, Yamana and Northern Orion have agreed to terminate the loan agreement as of August 30, 2007.   Yamana has revised the Amendment under the caption “Source and Amount of Funds or Other Consideration” and “Recent Developments” in order to disclose that Yamana and Northern Orion have agreed to terminate the loan agreement and that Yamana can not draw down any funds under the Loan.

2.              See our last comment above.  Note that if these funds were to become available to Yamana at some point in the future, it would bear on the question of whether Northern Orion should be included as a bidder in this offer for the reasons cited in our original comment letter and given the fungibility of money.  If for example, the loan agreement may be amended in future to allow Yamana to access these funds for other purposes, you should analyze this as part of your bidder analysis.  Please advise.

Response:  See Yamana’s response to Comment 1 above.  In order to avoid confusion, Yamana and Northern Orion have agreed to terminate the loan agreement as of August 30, 2007.

3.              We note your response to comment 5 in our prior comment letter.  In your response letter, summarize the characteristics of a “qualified investor” for purposes of section

86(7) of the Financial Services and Markets Act 2000.  Tell us approximately how many of the 666 UK Meridian shareholders are “qualified investors” in your estimation.  We may have additional comments.

Response:  Yamana has been advised by its UK counsel that a “Qualified Investor” within the meaning of section 86(7) of the Financial Services and Markets Act 2000 (the “FSMA”) is (i) a legal entity which is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (ii) a national or regional government, central bank, or international or supranational institution such as the International Monetary Fund, or similar organisation; (iii) a legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, in each case as shown in its last annual or consolidated accounts; (iv) a person entered on the Qualified Investor Register maintained by the UK Financial Services Authority (such person, if an individual, being a United Kingdom resident who has two or more of the following (1) carried out transactions of a significant size on securities markets at an average frequency of, at least, 10 per quarter over the previous four quarters, (2) a securities portfolio exceeding €0.5 million and (3) works or has worked for at least one year in the financial sector in a professional position which requires knowledge of securities investment, or, if a company, being a company whose registered office is in the United Kingdom and which fails to satisfy at least two of the criteria at (iii) above); or (v) an investor authorized by a European Economic Area State other than the United Kingdom to be considered as a qualified investor for the purposes of the Prospectus Directive (2003/71/EC).

With respect to (v) of the above-noted definition, Yamana has been advised by its UK counsel that although those persons who qualify as “Qualified Investors” under this branch of the definition is based on the national law in the relevant state outside of the UK, the tests under such national laws would be substantially similar to the tests in the UK as set out in the above-noted definition.

The response to comment 5 of our letter dated August 20, 2007 inadvertently referenced that there were a total of 272,526 Shares held by the 666 UK shareholders of Meridian.  The total number of shares has been recalculated to be 550,563 Shares held by the 666 UK shareholders (representing approximately 0.5% of the outstanding common shares of Meridian).  To the knowledge of Yamana, Yamana believes that there are at least 13 Qualified Investors holding an aggregate of 148,613 of the 550,563 Shares held by UK shareholders.  This estimate is based on Yamana’s review of a register maintained by the Financial Services Authority in the UK and one letter of transmittal received to date from a Qualified Investor.   The Financial Services Authority register is not an exhaustive list of all UK shareholders that may be Qualified Investors.  Based on the foregoing, Yamana estimates that, as at the date of the Meridian shareholder lists provided to Yamana, there are approximately 653 UK shareholders holding an aggregate of 401,950 Shares, representing less than 0.5% of the outstanding Shares, which may not be “Qualified Investors”.  Based on the numbers provided to Yamana in connection with the quantities for mailing of the Notice of Variation and Extension on August 14, 2007, Yamana believes that Meridian has approximately 24,665 shareholders in total.

4.              Refer to comment 6 in our prior comment letter and your response to that comment.  If Yamana is not aware of any other jurisdictions which would impose restrictions on Meridian shareholders’ ability to accept this offer, why is the language we cited in our comment necessary?  That is, will you determine based on where tendering shareholders are located whether such restrictions exist?  Please advise.  We may have additional comments.

Response:  Yamana confirms that it is not aware that, other than the restrictions on UK Shareholders previously discussed, there are any restrictions on the ability of Shareholders to accept the Offer as a result of the jurisdiction in which such Shareholders are located.  In order to avoid confusion, Yamana has amended the Offer and Circular to delete the statements to which the Staff is referring.

5.              We note your response to prior comment 39 in our last comment letter.  Amend the offer materials to clarify the circumstances under which the rescission rights exist.

Response:  Yamana has amended the Offer and Circular in the Amendment to clarify the circumstances in which rescission rights exist.

Schedule “A”, Table of Contents, page A-1

6.              Please revise to include schedules to the pro forma consolidated financial statements.

Response:  Due to an error on the part of Yamana’s filing agent, the schedules to the pro forma financial statements were omitted from Yamana’s post-effective amendment to its Registration Statement on Form F-10.  The Amendment contains the schedules to the pro forma financial statements.

Note 6.  Effect of Transactions on the Consolidated Pro Forma Financial Statements

(a)       Meridian assumptions, page A-13

7.              We note your response to prior comment 30.  Please revise to reconcile the amounts of the pro forma adjustments reflected on the face of your pro forma consolidated statement of operations to the amounts reflected parenthetically in notes 6(a)(vii) and 6(b)(vii).

Response:  Yamana has amended the disclosure in the pro forma consolidated financial statements in the Amendment.  The amounts shown in Note 6(a)(vii) have been changed to reflect the amounts shown on the pro forma consolidated statement of operations.

Form 40-F for the Fiscal Year Ended December 31, 2006

8.              We note your response to prior comment 41 which indicates that you will revise the disclosure in Note 30 of your Management’s Discussion and Analysis of Operations and Financial Condition.  Please revise similar disclosures elsewhere in your filings including note 8(i) to your pro forma consolidated financial statements contained in your amended Form F-10.

Response:  Note 8(i) to Yamana’s pro forma consolidated financial statements has been amended.

Note 3. Acquisition of Meridian, page A-7

9.              We note that cash consideration to purchase Meridian includes cash of $3.007 million payable due to exercise of Meridian options.  We further note that shareholders will receive, in part, $3.80 in cash under the amended offer.  Please clarify how you calculated the $3.007 million of the cash consideration due to Meridian option holders.

Response:  As noted in Note 6(a)(ii) to the of the pro forma consolidated financial statements, Yamana assumed that all of the outstanding stock options of Meridian were exercised prior to the completion of the transaction.  These shares would then be acquired pursuant to the Offer.  Yamana multiplied the number of Meridian options outstanding, which was, to the best of Yamana’s knowledge, approximately 791,400 options as at June 30, 2007, by the cash component of the Offer, which is $3.80 (C$4.00), resulting in an estimated $3.007 million of cash consideration.  Additionally, Note 6(a)(ii) details the inclusion of the cash proceeds on the exercise of the Meridian stock options.

Management’s Discussion and Analysis of Operations and Financial Condition, page 1

Note 30. Summary of Principal Differences Between Canadian GAAP and United States Generally Accepted Accounting Principles, page 34

10.       We note your response to our prior comment number 45.  Please note that under U.S. GAAP, the production phase as defined in EITF 04-6 commences when more than a de minimis amount of saleable mineral material is extracted.  As such, it appears that for U.S. GAAP purposes, the production stage of your Sao Francisco mine began at a date prior to your commencement of loading ore on the leach pads in December 2005.  Refer to paragraph 4 of EITF 04-6 for guidance.  Please contact us to discuss.

Response:  Yamana’s application of US GAAP with respect to commencement of the production phase has been determined taking into account guidance provided by EITF 04-6.  Specifically, paragraph 4 of EITF 04-6 defines that the production phase begins when saleable minerals are extracted from an ore body, regardless of level of production.

With respect to the Sao Francisco Mine, ore was mined from the ore body commencing December 2005.  The processing of this ore through the plant commenced in March 2006.  The Company’s ability to produce a saleable product only occurred during March 2006 with the completion of the plant and the first processing of solution.  The construction of the processing plant was ongoing until March 2006 and therefore the Company did not have the capability of producing a saleable product until then. Material loaded on the leach pads is considered work-in-process inventory by Yamana.

The ore itself contains gold (less than 1.0 grams per tonne), although it needs to be extracted from processing facilities to be saleable. Even then, there is very little gold content and it cannot be sold until a sufficient quantity is processed.  The cost of transportation of unprocessed ore to an alternative processing site would not be economic due to the volume of the material and the remoteness of the mine site. In addition, Yamana has not, and to Yamana’s knowledge, the former owners of Yamana’s mines never, sold ore to a third party prior to processing such ore at the mine site primarily because the cost of transportation would be prohibitive. Lastly there is no market, to Yamana’s knowledge, for this type of ore.

Yamana therefore concludes that in accordance with EITF 04-6 the production phase of the Sao Francisco Mine did not commence until a saleable product was capable of production, which occurred during March 2006.

Closing Comments

On behalf of our client, Yamana Gold Inc., we hereby confirm to you Yamana’s acknowledgement of the following:

•                                          Yamana is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          Yamana may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                                                                                         *                                                                                         *                                                                                         *                                                                                         *                                                                                         *

We believe that the Amendment responds completely to all of the issues raised in the Second Comment Letter.  If you have any questions regarding this letter or the Schedule TO, please feel free to contact me at (416) 367-7373.

Sincerely,

Gil I. Cornblum

cc:	Peter Marrone
Charles Main
Greg McKnight
Jacqueline Jones
(Yamana Gold Inc.)

Mark Bennett
Sofia Tsakos
Andrea Fitzgerald
(Cassels Brock & Blackwell LLP)

Tom Kay
(Deloitte & Touche LLP)

Jonathan Van Horn
(Dorsey & Whitney LLP)